Exhibit 99.5

NICE Actimize Positioned as Overall Leader in the 2021 Quadrant Knowledge
Trade Surveillance and Monitoring Report

For the 2nd consecutive year, NICE Actimize was the highest-scoring vendor across Technology
Excellence and Customer Impact metrics in the SPARK Matrix™ for Trade Surveillance

Hoboken, NJ, December 9, 2021 – NICE Actimize, a NICE (Nasdaq: NICE) business, has been ranked by global advisory and consulting firm Quadrant Knowledge Solutions as the overall global Leader in its report titled “SPARK Matrix™: Trade Surveillance and Monitoring, 2021” for the second consecutive year. The Quadrant Knowledge Solutions research report, which provided competitive analysis and a ranking of 21 global trade surveillance vendors in the form of its proprietary SPARK Matrix, scored NICE Actimize highest across the Technology Excellence and Customer Impact performance metrics. To download a complimentary copy, click here.

The Quadrant Knowledge report, in positioning NICE Actimize and its SURVEIL-X Holistic Conduct Surveillance Suite, cited numerous strengths, stating, “NICE Actimize’s SURVEIL-X platform offers holistic trade surveillance through a fully managed, secure, and compliant cloud platform with capabilities for extensive market data feed integration, wide analytics coverage via OOTB models and self-service analytics, and automated Trade Reconstruction.”  The analysis also noted, “SURVEIL-X analyzes all trade, communications, and other surveillance data and uses AI-powered analytics, and advanced machine learning to produce precise alerts and help organizations significantly reduce false positives. With integrated case management and powerful visualizations, surveillance analysts can maximize their efficiency and better detect conduct risks.”

Explained Vishal Jagasia, Analyst, Quadrant Knowledge Solutions, “With its enhanced surveillance and risk detection capabilities and other key differentiating features including self-service analytics development, AI-enabled holistic surveillance to produce more precise alerts with integrated visualization, employee risk scores based on customizable behavioral risk factors, case management tool and support to a wide range of use cases, NICE Actimize delivers a strong customer ownership experience.”

Vishal added, “The company’s ability to offer unified and holistic surveillance capabilities, sophisticated communication surveillance, case management capabilities, ability to meet unique business requirements, and ease of deployment, have received strong ratings across technology excellence and customer impact and has been positioned as a technology leader in the SPARK Matrix: Trade Surveillance and Monitoring, 2021."

“NICE Actimize’s roadmap for SURVEIL-X continues to build upon our focus areas of complete coverage, precision detection, and intelligent investigations. As compliance teams continue their digital transformation, we will continue to invest in advanced AI and in self-development tools for both traditional and machine-learning-based analytics, to continue helping firms unlock their conduct related enterprise data,” said Chris Wooten, Executive Vice President, NICE. “Once again, we thank Quadrant Knowledge for recognizing the innovation within our markets surveillance suite.”

Quadrant Knowledge Solutions’ SPARK Matrix provides a snapshot of key market participants and a visual representation of their positioning, along with strategic insights on how each vendor ranks related to their competitors along several axes representing a range of performance parameters coinciding with technology excellence and customer impact. These coordinates are then used to create the final SPARK Matrix.

To download a complimentary copy of the Quadrant Knowledge “SPARK Matrix™: Trade Surveillance and Monitoring, 2021,” please click here.

About Quadrant Knowledge Solutions
Quadrant Knowledge Solutions is a global advisory and consulting firm focused on helping clients in achieving business transformation goals with Strategic Business and Growth advisory services. At Quadrant Knowledge Solutions, our vision is to become an integral part of our client’s business as a strategic knowledge partner. Our research and consulting deliverables are designed to provide comprehensive information and strategic insights for helping clients formulate growth strategies to survive and thrive in ever-changing business environments. For more available research, please visit https://quadrant-solutions.com/market-research/

About NICE Actimize
NICE Actimize is the largest and broadest provider of financial crime, risk and compliance solutions for regional and global financial institutions, as well as government regulators. Consistently ranked as number one in the space, NICE Actimize experts apply innovative technology to protect institutions and safeguard consumers’ and investors’ assets by identifying financial crime, preventing fraud and providing regulatory compliance. The company provides real-time, cross-channel fraud prevention, anti-money laundering detection, and trading surveillance solutions that address such concerns as payment fraud, cybercrime, sanctions monitoring, market abuse, customer due diligence and insider trading. Find us at www.niceactimize.com, @NICE_Actimize or Nasdaq: NICE.

About NICE
With NICE (Nasdaq: NICE), it’s never been easier for organizations of all sizes around the globe to create extraordinary customer experiences while meeting key business metrics. Featuring the world’s #1 cloud native customer experience platform, CXone, NICE is a worldwide leader in AI-powered self-service and agent-assisted CX software for the contact center – and beyond. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, partner with NICE to transform - and elevate - every customer interaction. www.nice.com.

Corporate Media Contact:
Cindy Morgan-Olson, +1 646 408 5896, NICE Actimize, cindy.morgan-olson@niceactimize.com, ET

Investors:
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763 0127, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Wooten, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions, including as a result of the COVID-19 pandemic; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners;, cyber security attacks or other security breaches against the Company; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.